Exhibit B
CERTAIN SHAREHOLDERS OF GBC BANCORP, INC.
EXECUTING VOTING AGREEMENT

Shareholder	Number of Common Shares
Larry D. Key	58,418
John T. Hopkins III	60,510
James B. Ballard	44,764
Jerry M. Boles	31,700
W. H. Britt	23,026
Richard F. Combs	63,643
W. Grant Hayes	11,000
Douglas A. Langley	36,500
Norris J. Nash	53,813
J. Joseph Powell	47,765
William S. Stanton, Jr.	49,210
Michael A. Roy	53,531